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                           May 17, 2022

       Andrew De Luna
       Chief Executive Officer and Director
       Frontera Group Inc.
       140-75 Ash Avenue, Suite 2C
       Flushing, NY 11355

                                                        Re: Frontera Group Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed May 12, 2022
                                                            File No. 024-11731

       Dear Mr. De Luna:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Janice
Adeloye at (202) 551-3034 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services